Exhibit 99.1

58.com Announces Appointment of Chief Technology Officer

BEIJING, China, March 31, 2016/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced the appointment of Mr. Hongyu Xing as Chief Technology Officer (CTO), effective immediately.

Mr. Hongyu Xing has more than 10 years of experience in the Internet industry. Mr. Xing joined 58.com in 2015 as a Senior Vice President. Prior to joining the Company, Mr. Xing held various positions at Tencent including General Manger in charge of search products, network and media products and WeChat. Prior to Tencent, Mr. Xing worked at IBM China’s Research Center. Mr. Xing holds a master’s degree in electric engineering from Tsinghua University.

“I’d like to welcome Hongyu Xing to 58.com’s senior management team,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “His technical expertise and deep experience working in China’s internet space is and will be highly valuable for us. I look forward to learning and working closely.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com